Contact

www.linkedin.com/in/vasanta-senerat-07197775 (LinkedIn)

Top Skills

Financial Reporting
Tax
Accounting

Certifications

Chartered Financial Consultant

Vasanta Senerat

CPA at Vasanta Senerat ,P.A
Fort Myers, Florida, United States

Experience

Vasanta Senerat, P.A.
CPA
1994 - Present (29 years)